[CLEAN DIESEL LOGO]
November 30, 2010
Submitted Via Edgar
Mr. Jay Ingram
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Re:	Clean Diesel Technologies, Inc.
Post-Effective Amendment No. 1 on Form S-3 to Registration Statement on Form S-4
Filed November 10, 2010
File No. 333-166865
Dear Mr. Ingram:
          We have reviewed the November 22, 2010 letter from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC” or the “Commission”) concerning Post-Effective Amendment No. 1 on Form S-3 to the Registration Statement on Form S-4/A of Clean Diesel Technologies, Inc. (“Clean Diesel”) filed with the SEC on November 10, 2010 (the “Form S-3”).
          We have set forth below the text of each of the Staff’s comments set forth in its comment letter, followed by Clean Diesel’s response. Simultaneously with this letter, Clean Diesel is also filing post-effective amendment No. 2 on Form S-3/A with the SEC to reflect Clean Diesel’s responses to such comments.(“Amendment No. 2”).
General
SEC Comment:
1.	Please provide us your analysis as to why you are eligible to use Form S-3 to register the subject transaction. We note that General Instruction I.A.3(b) of Form S-3 requires that you must have timely filed all required reports during the twelve months preceding the filing of your registration statement and that it appears that you filed a late Form 8-K on September 20, 2009, to report Michael Asmussen’s resignation as president and chief executive officer.
Response:
The Item 5.02 information contained in the Form 8-K filed by Clean Diesel on September 20, 2010 references two potential triggering dates for Form 8-K reporting with respect to Michael Asmussen’s resignation as President and Chief Executive Officer: September 13, 2010 and September 14, 2010. For the reasons set forth below, we believe that only September 14, 2010 represents the date of a Form 8-K disclosure event. As a result, we believe

Clean Diesel has been timely in satisfying its reporting requirements as provided in General Instruction I.A.3(b) of Form S-3.
To provide context, Clean Diesel publicly announced on May 14, 2010 a merger agreement with Catalytic Solutions, Inc. (“CSI”). In connection with the merger, Clean Diesel filed a Registration Statement on Form S-4 (Registration No. 333-166865), which, as amended, was declared effective on September 23, 2010. The merger subsequently was consummated on October 15, 2010.
At the time of the merger agreement announcement, Mr. Asmussen served as Clean Diesel’s President and Chief Executive Officer. The Board of Directors of Clean Diesel believed that Mr. Asmussen would remain in that role until completion of the merger. In addition, as disclosed in the “Management Following the Merger” section of the Form S-4 filed on May 14, 2010 as well as the amendment on July 22, 2010, Mr. Asmussen was expected to cease his service as President and Chief Executive Officer following the completion of the merger yet remain with the combined company in the role of Chief Commercial Officer.
On September 13, 2010, Mr. Asmussen orally discussed with senior management of Clean Diesel that he was considering alternatives and was thinking of resigning as President and Chief Executive Officer prior to completion of the merger. He did not state in fact that was resigning, nor did he deliver any written resignation notice. Rather, he communicated that he had not made a final decision and would defer making a decision at least until addressing the matter further with the Board of Directors of Clean Diesel at its previously scheduled meeting the next day on September 14, 2010. At that meeting, among other things, the Clean Diesel Board discussed the possibility that the merger with CSI might not occur by October 15, 2010, if at all. In the course of such discussions, after taking into account the uncertainties as to if and when the merger would occur, Mr. Asmussen affirmatively stated that he would in fact resign as President and Chief Executive Officer of Clean Diesel prior to the completion of the merger.
Question 117.01 in the Exchange Act Form 8-K Compliance and Disclosure Interpretations (“C&DI”) dated June 4, 2010 provides that Item 5.02(b) is triggered by “notice of a decision to resign[.]” That C&DI also provides that whether a communication represents notice “is a facts and circumstances determination[.]”
We submit that under the facts and circumstances here, notice of a decision by Mr. Asmussen to resign – and therefore the Form 8-K disclosure trigger – did not occur until September 14, 2010. While Mr. Asmussen may have discussed with senior management on September 13, 2010 the possibility of resigning as the President and Chief Executive Officer of Clean Diesel prior to completion of the merger, his decision was not made and thus actual notice could not have occurred – and did not occur – until such communication was made to the Board of Directors during the September 14, 2010 Board meeting.
We note that under Clean Diesel’s bylaws, the President and Chief Executive Officer is supervised by and serves at the pleasure of the Board of Directors. Therefore, Clean Diesel’s Board of Directors expected and was entitled to be notified of the resignation of the President and Chief Executive Officer. Moreover, given the pendency of the merger and shareholder communications, Clean Diesel’s Board of Directors expected as a practical matter that it would be notified if Mr. Asmussen intended to alter his role with Clean Diesel before or after the merger was completed.
Accordingly, we submit the facts and circumstances here provide that September 14, 2010 was both the date of Mr. Asmussen’s decision to resign and the date when the Board of Directors was notified of Mr. Asmussen’s intention to resign.
We acknowledge that the disclosure in the Form 8-K is unclear as the actual date of notice regarding Mr. Asmussen’s resignation as President and Chief Executive Officer. In part, this is due to the fact that the disclosure was modeled after the similar disclosure on page 67 in the “Background of the Development of the Merger” subsection of the Form S-4. In an effort to provide a chronological discussion in the Form S-4, the September 13, 2010 communication by Mr. Asmussen was cited. Still, the September 13, 2010 reference that Mr. Asmussen “would resign” was an imprecise means of referencing the actual notice of resignation that occurred the following day on September 14, 2010 at the regularly scheduled Board of Directors meeting.
Finally, please also be aware that the Form S-4 amendment filed September 15, 2010 contained the same information regarding Mr. Asmussen’s resignation as subsequently disclosed in the Form 8-K filed

September 20, 2010. Stated differently, the events of September 13 and 14, 2010 regarding Mr. Asmussen were publicly disclosed on September 15, 2010, within the four business day period otherwise required by Form 8-K. To the extent that General Instruction I.A.3(b) to Form S-3 is intended to ensure a registrant timely disclose important events, we submit that the disclosure in the Form S-4 initially served that end and then was enhanced by the filing of the Form 8-K.
For the reasons set for the above therefore, we believe Clean Diesel has been timely in satisfying its reporting requirements as provided in General Instruction I.A.3(b) of Form S-3.
Item 16. Exhibits, page II-2
SEC Comment:
2.	Please file or incorporate by reference the warrant agreement or certificate evidencing the rights of the Cycad Warrant. See Item 601(b)(4) of Regulation S-K.
Response:
We have filed the warrant agreement (including the amendment thereto) evidencing the rights of the Cycad Warrant as Exhibit 10.1 to Amendment No. 2.
* * * *
If you have any questions regarding our responses to the Staff’s comments, please do not hesitate to contact me at (805) 639-9461, or Robert M. Smith, of Reed Smith, LLP at (415) 659-5955.

Very truly yours,
By:	/s/ Nikhil A. Mehta
Nikhil A. Mehta
Chief Financial Officer and Treasurer

cc: Robert M. Smith, Reed Smith LLP

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